UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

 _____________________________________________________________________

Jefferies Credit Partners BDC Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title and Class of Securities)

None
(CUSIP Number)

Turner Herbert
Abu Dhabi Investment Authority
211 Corniche
PO Box 3600
Abu Dhabi, United Arab Emirates
+971 2 4150000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2024
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Abu Dhabi Investment Authority
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 782,643.844983
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 10,976,632.389
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,976,632.389
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.7% (2)
(14)	Type of Reporting Person (See Instructions): OO (3)

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 15,972,323.367 shares of Common Stock of Jefferies Credit Partners BDC Inc. (the “Issuer”) outstanding as of August 27, 2024, based on information received from the Issuer.
(3) Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. None

(1)	Name of Reporting Persons: Platinum International Investment Holdings RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 782,643.844983
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 10,976,632.389
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,976,632.389
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.7% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 15,972,323.367 shares of Common Stock of the Issuer outstanding as of August 27, 2024, based on information received from the Issuer.

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Platinum Falcon B 2018 RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 782,643.844983
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 10,976,632.389
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,976,632.389
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.7% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 15,972,323.367 shares of Common Stock of the Issuer outstanding as of August 27, 2024, based on information received from the Issuer.

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Abu Dhabi Investment Authority (“ADIA”), Platinum International Investment Holdings RSC Limited (“Platinum Holdings”) and Platinum Falcon B 2018 RSC Limited (“Platinum Falcon”, and together with Platinum Holdings and ADIA, the “Reporting Persons”) on December 13, 2023, as amended by Amendment No. 1 filed on January 25, 2024, and Amendment No. 2 filed on February 6, 2024. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The shares of Common Stock of the Issuer were purchased by Platinum Falcon with the working capital of Platinum Falcon.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
On August 1, 2024, the Issuer delivered a Notice to Platinum Falcon to purchase shares in an aggregate amount equal to $12,500,000 (the “Third Purchase Amount”).  Platinum Falcon paid the Third Purchase Amount to the Issuer to purchase 823,857.326 shares of Common Stock at a per share purchase price of $15.17253, with such number of shares and purchase price being determined by the Issuer on August 26, 2024.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 15,972,323.367 shares of Common Stock of the Issuer outstanding as of August 27, 2024, based on information received from the Issuer.  The shares of Common Stock reported herein are directly held and beneficially owned by Platinum Falcon.  Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the shares of Common Stock directly held by Platinum Falcon.  ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the shares of Common Stock directly held by Platinum Falcon. The information in Item 4 regarding voting power over the shares of Common Stock reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.

(c) The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 28, 2024
ABU DHABI INVESTMENT AUTHORITY
By:       /s/ Hamad Shahwan AlDhaheri
Name:  Hamad Shahwan AlDhaheri
Title:    Authorized Signatory
By:       /s/ Saif Surour AlMashghouni
Name:  Saif Surour AlMashghouni
Title:    Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDINGS RSC LIMITED
By:       /s/ Ahmed Salem Abdulla AlNeyadi
Name:  Ahmed Salem Abdulla AlNeyadi
Title:    Authorized Signatory
By:       /s/ Mubarak Awad Qanazel AlAmeri
Name:  Mubarak Awad Qanazel AlAmeri
Title:    Authorized Signatory
PLATINUM FALCON B 2018 RSC LIMITED
By:       /s/ Ahmed Salem Abdulla AlNeyadi
Name:  Ahmed Salem Abdulla AlNeyadi
Title:    Authorized Signatory
By:       /s/ Mubarak Awad Qanazel AlAmeri
Name:  Mubarak Awad Qanazel AlAmeri
Title:    Authorized Signatory